SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS IHP Capital Partners VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,916,618*
	6.	SHARED VOTING POWER 5,616,757**
	7.	SOLE DISPOSITIVE POWER 1,916,618*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,618***
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%****
12.	TYPE OF REPORTING PERSON (see Instructions) OO

*	Consists of shares of The New Home Company, Inc. (the “Issuer”) Common Stock, par value $0.01 per share (the “Common Stock”), held directly by IHP Capital Partners VI, LLC (“IHP VI LLC”).
**

Consists of the aggregate number of shares of Common Stock held directly or indirectly by the Separately Filing Group Members (as defined in this Schedule 13G), without duplication. IHP VI LLC has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock. As a result, the Reporting Persons and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. IHP VI LLC disclaims beneficial ownership of the shares held directly or indirectly by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

***	Excludes shares directly or indirectly held by the Separately Filing Group Members.
****	Based on 16,448,750 shares of Common Stock issued and outstanding as of November 7, 2014, as reported by Issuer in its most recent Form 10-Q filed November 7, 2014.

CUSIP No. 645370107	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Douglas C. Neff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,921,659*
	6.	SHARED VOTING POWER 5,616,757**
	7.	SOLE DISPOSITIVE POWER 1,921,659*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,618***
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%****
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*

Consists of (a) 1,916,618 shares of Common Stock held by IHP VI LLC, a Delaware limited liability company, whose manager is Institutional Housing Partners VI L.P., a California limited partnership, whose General Partner is IHP Capital Partners, a California corporation, whose President is Douglas C. Neff, (b) 3,750 shares of Common Stock held directly by Mr. Neff and (c) 1,291 restricted stock units held by Mr. Neff which are currently exercisable or exercisable within 60 days of the date hereof. Mr. Neff disclaims beneficial ownership of the shares of Common Stock held by IHP VI LLC except to the extent of any pecuniary interest therein.

CUSIP No. 645370107	13G	Page 4 of 7 Pages

**

Consists of the aggregate number of shares of Common Stock held directly or indirectly by the Separately Filing Group Members. IHP VI LLC has entered into certain agreements with the Separately Filing Group Members that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock. As a result, IHP VI LLC and the Separately Filing Group Members may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Mr. Neff disclaims beneficial ownership of the shares held directly or indirectly by the Separately Filing Group Members except to the extent of any pecuniary interest therein.

***	Excludes shares directly or indirectly held by the Separately Filing Group Members.
****	Based on (a) 16,448,750 shares of Common Stock issued and outstanding as of November 7, 2014, as reported by Issuer in its most recent Form 10-Q filed November 7, 2014 and (b) 1,291 restricted stock units which are currently exercisable or exercisable within 60 days.

CUSIP No. 645370107	13G	Page 5 of 7 Pages

This Amendment No. 1 (this “Schedule 13G”) to the Schedule 13G, filed on August 12, 2014 (the “Original Filing”), is being filed by IHP Capital Partners VI, LLC, a Delaware limited liability company, and Douglas C. Neff (each, a “Reporting Person” and collectively, the “Reporting Persons”). This Schedule 13G amends and supersedes the information contained in the Original Filing.

Item 1.

(a)	Name of Issuer: The New Home Company Inc.

(b)	Address of Issuer’s Principal Executive Offices: 85 Enterprise, Suite 450 Aliso Viejo, California 92656

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if None, Residence:

(c)

Citizenship:

IHP Capital Partners VI, LLC, a Delaware limited liability company

Douglas C. Neff - United States of America

Address of Principal Business Office of each Reporting Person:

100 Bayview Circle, Suite 2000

Newport Beach, California 92660

(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (the “Common Stock”)

(e)	CUSIP Number: 645370107

CUSIP No. 645370107	13G	Page 6 of 7 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on pages 2-4 of this Schedule 13G, which are incorporated by reference herein. The number of shares of Common Stock beneficially owned by the Separately Filing Group Members is based solely on information provided by the Issuer and the Separately Filing Group Members.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit B attached to this Schedule 13G.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Exhibit C attached to this Schedule 13G (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members have filed or are filing separate Schedule 13Gs pursuant to Rule 13d-1(d) under the Act.

Item 9.  Notice of Dissolution of Group.

 Not Applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 645370107	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of February, 2015

IHP CAPITAL PARTNERS VI, LLC

By:	Institutional Housing Partners VI L.P., its Manager
By:	IHP Capital Partners, its General Partner

By:	/s/ Douglas C. Neff
Douglas C. Neff
President

/s/ Douglas C. Neff
Douglas C. Neff, an individual

SCHEDULE 13G

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The New Home Company Inc. may be filed in a single statement on behalf of each of such persons.

Dated this 17th day of February, 2015

IHP CAPITAL PARTNERS VI, LLC

By:	Institutional Housing Partners VI L.P., its Manager
By:	IHP Capital Partners, its General Partner

By:	/s/ Douglas C. Neff
Douglas C. Neff
President

/s/ Douglas C. Neff
Douglas C. Neff, an individual

SCHEDULE 13G

EXHIBIT B

Item 7 Information

IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP VI LLC”), directly holds 1,916,618 shares (the “Shares”) of Common Stock. Institutional Housing Partners VI L.P., a California limited partnership (“IHP VI LP”), is the manager of IHP LLC. IHP Capital Partners, a California corporation (“IHP Corp”), is the General Partner of IHP VI LP. Douglas C. Neff is the President of IHP Corp.

SCHEDULE 13G

EXHIBIT C

Separately Filing Group Members

WATT/TNHC LLC, a California limited liability company

TCN/TNHC LP, a Delaware limited partnership

H. Lawrence Webb

Wayne J. Stelmar

Joseph D. Davis

Thomas Redwitz